Exhibit 99.1

Ballard Power Systems Inc.
News Release

Discover Fuel Cell Power with Ballard’s Educational Sales Program

For Immediate Release – November 3, 2003

Vancouver, Canada - Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) the world leader in developing, manufacturing and marketing proton exchange membrane (PEM) fuel cells, is pleased to introduce the Ballard Educational Sales Program, an exciting new opportunity for instructors and students to obtain hands-on experience with fuel cell technology.

At the heart of this pioneering educational program is Ballard’s Nexa® power module (1.2 kW DC power output), a fuel cell system that can be integrated into a wide variety of stationary and portable power generation applications. Also available is the AirGen™ fuel cell generator, the world’s first portable fuel cell generator for indoor operation. Powered by Ballard’s Nexa® power module, the AirGen™ unit runs on hydrogen supplied from hydrogen gas cylinders, delivering electricity for as long as fuel is supplied. Rounding out the program are seminar materials to be used by educators as part of their curriculum, as well as a Nexa® power module start-up kit, providing everything faculty and students need to experience first-hand an emerging technology that will inevitably shape their future.

Ballard’s Educational Sales Program provides an overview of PEM fuel cells and fuel cell systems, hydrogen production, hydrogen storage, onboard reforming technologies, hydrogen safety and existing codes and standards for fuel cell systems. The scientific principles by which fuel cells harness hydrogen and oxygen to generate electricity, heat and water can be applied to a broad range of topics, from chemistry to physics, electronics to environmental sciences, and more.

At the Oregon Institute of Technology, Professor Bob Rogers is currently using two Nexa® power modules to introduce this leading edge technology to Mechanical Engineering students. Professor Rogers and his students have demonstrated innovative uses of the technology to the public at the Oregon Renewable Energy Center, such as a single-person prototype vehicle equipped with a Nexa® power module. According to Professor Rogers, he has little trouble generating interest with college students when he encourages them to experiment with, and imagine uses for, fuel cell technology.

The Ballard® fuel cell is an environmentally friendly power generator that combines hydrogen fuel with oxygen from the air to produce electricity. The process of generating electricity through this electrochemical reaction does not involve combustion in any form and emits water and heat as by-products.

For investor information,	For media information,	For product information,	Ballard Power Systems Inc.
please contact:	please contact:	please contact:	4343 North Fraser Way
Michael Rosenberg	Debby Harris	Marketing Department	Burnaby, British Columbia
t) 604.412.3195	t) 604.412.4740	t) 604.453.3520	Canada V5J 5J9
f) 604.412.3100	f) 604.412.3100	f) 604.412.3100	t) 604.454.0900
investors@ballard.com	media@ballard.com	marketing@ballard.com	f) 604.412.4700
www.ballard.com

Educational institutions interested in the Ballard Educational Sales Program may choose to:

1)              Purchase the comprehensive Educational Institution package (including the Nexa® power module, a start-up kit and seminar materials) for USD$6,000, or

2)              Purchase an AirGen™ fuel cell generator for USD$5,995, then receive the comprehensive Educational Institution package for USD$3,500 – a savings of USD$2,500.

Experience the exciting world of fuel cell technology in your classroom – discover Ballard® fuel cell power with the Ballard Educational Sales Program.

For sales information, please contact a sales representative at 604.444.2433.

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells. Ballard is commercializing fuel cell engines for transportation applications and fuel cell systems for portable and stationary products. Ballard is also commercializing electric drives for fuel cell and other electric vehicles, power conversion products, and is a Tier 1 automotive supplier of friction materials for power train components. Ballard’s proprietary technology is enabling automobile, bus, electrical equipment, portable power and stationary product manufacturers to develop environmentally clean products for sale. Ballard is partnering with strong, world-leading companies, including DaimlerChrysler, Ford, EBARA, ALSTOM and FirstEnergy, to commercialize Ballard® fuel cells. Ballard has supplied fuel cells to Honda, Mitsubishi, Nissan, Volkswagen, Yamaha and Cinergy, among others.

Ballard, the Ballard logo, Nexa and Power to Change the World are registered trademarks of Ballard Power Systems Inc. AirGen is a trademark of Ballard Power Systems Inc.